Marex Group Limited announces third quarter 2026 results
NEW YORK, November 5, 2026 (GLOBE NEWSWIRE) – Marex Group Limited (‘Marex’ or the ‘Group’; Nasdaq: MRX) a diversified global financial services platform providing market access, infrastructure services and essential liquidity to clients across commodities and financial markets, today reported the Group’s preliminary unaudited financial results for the third quarter ('Q3 2026').

Ian Lowitt, Group Chief Executive Officer, stated, “Marex delivered another record performance in the third quarter, with revenue and Adjusted Profit Before Tax1 growing both year on year and sequentially. Adjusted Profit Before Tax1 was $176m for the quarter and $495m for the first nine months of 2026, reflecting the continued successful execution of our strategy through acquisitions, market share gains and deeper institutional client relationships. We continue to see momentum and expect to close the year with a larger, more diversified earnings base, continued opportunities for organic and inorganic growth, and confidence in delivering our 10–20% Adjusted Profit Before Tax1 growth target in 2027."
Financial and Operational Highlights
Year to date 2026 performance

Revenue	Adjusted Profit Before Tax[1]	Profit After Tax[3]	Adjusted Basic EPS[1]
$2,131.3m	$494.7m	$398.0m	$5.04
+47%	+63%	+79%	+65%
Q3 YTD 2025: $1,452.0m	Q3 YTD 2025: $303.2m	Q3 YTD 2025: $222.4m	Q3 YTD 2025: $3.05
•Record revenue and profitability for the first nine months of 2026, with revenue increasing 47% to $2.1bn and Adjusted Profit Before Tax1 increasing 63% to $494.7m
•Sustained strong performance, with year-on-year and sequential Adjusted Profit Before Tax1 growth in every quarter of 2026 to date, reflecting the continued execution of Marex's strategy
•Adjusted Basic EPS1 increased 65% to $5.04, and on a trailing 12-month basis was $6.25
Q3 2026 performance

Revenue	Adjusted Profit Before Tax[1]	Profit After Tax	Adjusted Basic EPS[1]
$743.2m	$176.1m	$130.3m	$1.75
+53%	+75%	+78%	+73%
Q3 2025: $484.6m	Q3 2025: $100.5m	Q3 2025: $73.2m	Q3 2025: $1.01
•Record quarterly performance, with Adjusted Profit Before Tax1 increasing 75% to $176.1m and revenue increasing 53% to $743.2m, reflecting continued structural growth of the franchise
•Strong year-on-year margin expansion, with Adjusted Profit Before Tax Margin1 increasing 300 bps to 23.7%
•Clearing had another strong quarter driven by continued larger institutional client wins, alongside deeper engagement and increased activity with existing clients
•Prime revenue doubled to $115m, with average client balances remaining at approximately twice prior-year levels, reflecting continued market share gains
•Strong performance in FX, reflecting the successful integration and scaling of Hamilton Court on Marex's platform as well as continued growth in the broader FX franchise
•Market Making revenue more than tripled to $151m, supported by favorable market conditions and broadening of the franchise from recent acquisitions, including Winterflood, Levmet and Webb Traders
Strategic Execution
•Continued execution of Marex's acquisition strategy, expanding capabilities and geographic reach, including the agreed acquisition of Bright Point to strengthen Clearing in Asia, alongside a strong pipeline of further M&A opportunities
•Investment in new products and market infrastructure innovation, helping attract new institutional clients and deepen existing client relationships

Financial and Operational Highlights continued

	3 months ended	3 months ended		9 months ended	9 months ended
Financial Highlights ($m)	Q3 2026	Q3 2025	Change	Q3 2026	Q3 2025	Change
Revenue	743.2	484.6	53%	2,131.3	1,452.0	47%
Profit After Tax	130.3	73.2	78%	398.0	222.4	79%
Profit After Tax Margin (%)	17.5%	15.1%	240 bps	18.7%	15.3%	340 bps
Profit Before Tax[2] from Continuing Operations	172.7	98.8	75%	480.7	300.4	60%
Profit Before Tax[2] Margin from Continuing Operations (%)	23.2%	20.4%	280 bps	22.6%	20.7%	190 bps
Profit After Tax[2] from Continuing Operations	130.3	73.2	78%	362.5	222.4	63%
Profit After Tax[2] Margin from Continuing Operations (%)	17.5%	15.1%	240 bps	17.0%	15.3%	170 bps
Return on Equity (%)	27.2%	25.5%	170 bps	32.9%	27.5%	540 bps
Basic Earnings per Share[3] ($)	1.52	0.97	57%	5.13	2.98	72%
Diluted Earnings per Share[3] ($)	1.45	0.92	58%	4.89	2.80	75%

Adjusted Profit Before Tax[1]	176.1	100.5	75%	494.7	303.2	63%
Adjusted Profit Before Tax Margin (%)[1]	23.7%	20.7%	300 bps	23.2%	20.9%	230 bps
Adjusted Profit after Tax Attributable to Common Equity[1]	126.6	72.2	75%	363.5	217.5	67%
Adjusted Return on Equity (%)[1]	35.7%	27.6%	810 bps	36.9%	29.6%	730 bps
Average Common Equity	1,419.8	1,047.8	36%	1,314.3	980.9	34%
Adjusted Basic Earnings per Share ($)[1]	1.75	1.01	73%	5.04	3.05	65%
Adjusted Diluted Earnings per Share ($)[1]	1.67	0.96	74%	4.81	2.87	68%
1. These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such non-IFRS measure to its most directly comparable IFRS measure.
2. Represents results from Continuing Operations.
3. Includes the impact of discontinued operations. Discontinued operations comprised of $35.1m gain on disposal of the Winterflood custody business and $0.4m of profit after tax generated in Q3 YTD 2026.

Conference Call Information:
Marex’s management will host a conference call to discuss the Group's financial results today, November 5, 2026, at 9am Eastern Time. A live webcast of the call can be accessed from Marex’s Investor Relations website. An archived version will be available on the website after the call. To participate in the Conference Call, please register at the link here:
https://events.q4inc.com/attendee/198731525
Inquiries please contact:
Marex
Investors – Adam Strachan
+1 914 200 2508 / astrachan@marex.com
Media – Nicola Ratchford, Marex / FTI Consulting US / UK
+44 7786 548 889 / nratchford@marex.com / +1 716 525 7239 / +44 7976 870 961 | marex@fticonsulting.com

Financial Review
The following table presents summary financial results and other data as of the dates and for the periods indicated:
Summary Financial Results

	3 months ended	3 months ended		9 months ended	9 months ended
	Q3 2026	Q3 2025		Q3 2026	Q3 2025
	$m	$m	Change	$m	$m	Change
Net commission income	252.6	232.2	9%	800.4	740.0	8%
Net trading income	420.2	197.7	113%	1,147.3	560.1	105%
Net interest income	35.7	38.5	(7)%	106.3	126.5	(16)%
Net physical commodities income	34.7	16.2	114%	77.3	25.4	204%
Revenue	743.2	484.6	53%	2,131.3	1,452.0	47%

Expenses
Compensation and benefits	(429.2)	(292.0)	47%	(1,254.1)	(889.6)	41%
Depreciation and amortization	(11.6)	(9.6)	21%	(34.7)	(26.1)	33%
Other expenses	(123.4)	(88.3)	40%	(352.9)	(245.8)	44%
Total expenses[3]	(564.2)	(389.9)	45%	(1,641.7)	(1,161.5)	41%

Net provision for credit losses	(6.7)	(0.1)	n.m.[2]	(15.5)	(1.2)	n.m.[2]
Bargain purchase gain on acquisitions	–	–	n.m.[2]	–	3.6	n.m.[2]
Other income	0.4	4.2	(90)%	6.6	7.5	(12)%
Profit before tax from continuing operations	172.7	98.8	75%	480.7	300.4	60%
Tax	(42.4)	(25.6)	66%	(118.2)	(78.0)	52%
Profit after tax from continuing operations	130.3	73.2	78%	362.5	222.4	63%
Gain on sale of discontinued operations[4]	–	–	n.m.[2]	35.5	–	n.m.[2]
Profit After Tax	130.3	73.2	78%	398.0	222.4	79%

Reconciliation to Adjusted Profit Before Tax¹:
Profit After Tax	130.3	73.2	78%	398.0	222.4	79%
Gain on sale of discontinued operations[4]	–	–	n.m.[2]	(35.5)	–	n.m.[2]
Profit after tax from continuing operations	130.3	73.2	78%	362.5	222.4	63%
Tax	42.4	25.6	66%	118.2	78.0	52%
Profit before tax from continuing operations	172.7	98.8	75%	480.7	300.4	60%
Bargain purchase gain on acquisitions	–	–	n.m.[2]	–	(3.6)	n.m.[2]
Amortization of acquired brands and customer lists	2.2	1.7	29%	7.5	4.7	60%
Owner fees	–	–	n.m.[2]	–	0.4	(100)%
Public offering of ordinary shares	–	–	n.m.[2]	–	1.3	(100)%
Merger and acquisition costs	0.4	–	n.m.[2]	1.9	–	n.m.[2]
Redomiciliation costs	0.8	–	n.m.[2]	4.6	–	n.m.[2]
Adjusting items	3.4	1.7	100%	14.0	2.8	400%
Adjusted Profit Before Tax[1]	176.1	100.5	75%	494.7	303.2	63%
1. These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such non-IFRS measure to its most directly comparable IFRS measure.
2. n.m. = not meaningful as a percentage.
3. Compensation and benefits and other expenses are analyzed between Front Office and Control & Support. Total Front Office Costs for the Group for Q3 2026 are $(392.6)m (Q3 2025: $(264.0)m) and Control and Support Costs for the Group for Q3 2026 are $(158.9)m (Q3 2025: $(116.3)m). Total Front Office Costs for the Group for Q3 YTD 2026 are $(1,126.7)m (Q3 YTD 2025: $(794.6)m) and Control and Support Costs for the Group for Q3 YTD 2026 are $(473.7)m (Q3 YTD 2025: $(339.1)m). Certain expenses are considered non-operating in nature and are excluded from Adjusted Profit Before Tax. Refer to Appendix 1 for further detail on the Group’s Non-IFRS measures.
4. Discontinued operations comprised a $35.1m gain on disposal of the Winterflood custody business and $0.4m of profit after tax generated prior to completion of the sale in June 2026, recognized during the nine months ended September 30, 2026.

Financial Review continued
Summary Financial Results continued
Group Headcount
The following table provides a breakdown of Front Office and Control and Support Headcount:

	3 months ended	3 months ended		9 months ended	9 months ended
Average Full Time Equivalent ("FTE") headcount[1]	Q3 2026	Q3 2025	Change	Q3 2026	Q3 2025	Change
Front office	1,786	1,482	21%	1,707	1,361	25%
Control and support	1,758	1,486	18%	1,706	1,310	30%
Total[2]	3,544	2,968	19%	3,413	2,671	28%
1.    For analysis purposes, average headcount is used in the performance commentary outlined below.
2. Headcount table represents headcount for continuing operations and FTE associated with the Group's discontinued operation have been excluded for comparability.

Performance for Q3 2026
Revenue increased 53% year-on-year to a record $743.2m (Q3 2025: $484.6m), an increase of $47.4m from the previous record quarter in Q2 2026. Year-on-year growth was broad-based across all four business segments, reflecting the continued expansion of the Group's capabilities, increased client activity and contributions from acquisitions.
Net trading income more than doubled to $420.2m (Q3 2025: $197.7m), driven by Agency and Execution, Market Making and Hedging and Investment Solutions. Agency and Execution delivered continued strong growth in Prime and FX. Market Making delivered strong organic growth, particularly in Metals, supported by favorable market conditions and contributions from recent acquisitions, including Winterflood, Webb Traders and Levmet.
Net commission income increased by $20.4m to $252.6m (Q3 2025: $232.2m), reflecting higher income in Clearing and Agency and Execution. Continued client onboarding and increased activity from existing clients drove growth in Clearing, while growth in Securities within Agency and Execution was partly offset by lower revenue in Energy.
Net physical commodities income increased by $18.5m to $34.7m (Q3 2025: $16.2m), primarily reflecting the contribution from Levmet within Market Making.
Net interest income decreased by $2.8m to $35.7m (Q3 2025: $38.5m) despite significantly higher average balances as the benefit of balance growth was more than offset by higher interest expense. Interest income grew, reflecting higher average balances of $25.2bn (Q3 2025: $18.6bn) more than offsetting a 60 bps decline in average Fed Funds rates. Higher interest expense associated with the Group’s $500m senior debt issuance, completed in April 2026, together with increased structured note issuance in Hedging and Investment Solutions, more than offset the increase in interest income earned on balances. The Group’s deliberate decision to maintain substantial liquidity headroom creates a modest near-term headwind to net interest income, while strengthening the balance sheet and preserving capacity to support clients and pursue future growth opportunities.
Total expenses increased by $174.3m to $564.2m (Q3 2025: $389.9m), reflecting higher performance-related compensation tied to strong revenue performance, continued investment in technology and infrastructure, and the impact of acquisitions completed since the prior-year period, principally Winterflood, Levmet and Webb Traders.
Compensation and benefits increased by $137.2m to $429.2m (Q3 2025: $292.0m), reflecting higher performance-related compensation and a larger workforce. Average FTE headcount increased by 19% to 3,544 (Q3 2025: 2,968), reflecting acquisitions and continued investment in front office and control and support capabilities.
Other expenses increased by $35.1m to $123.4m (Q3 2025: $88.3m), reflecting the enlarged operating platform following acquisitions and continued investment in technology and infrastructure.
Net provision for credit losses increased by $6.6m to $6.7m (Q3 2025: $0.1m), primarily reflecting an increase in Stage 1 expected credit loss provisions. This does not reflect a deterioration in underlying credit quality or concerns relating to any individual client exposures, but rather growth in our portfolio.
Profit Before Tax from Continuing Operations increased by $73.9m to $172.7m (Q3 2025: $98.8m), with the margin increasing to 23.2% (Q3 2025: 20.4%). The improvement reflected strong revenue growth across the Group, which more than offset higher performance-related compensation and continued investment in the business.
Profit After Tax increased by $57.1m to $130.3m (Q3 2025: $73.2m), with no contribution from discontinued operations in the quarter.
Adjusting items totaled $3.4m in Q3 2026 (Q3 2025: $1.7m), comprising $2.2m of amortization of acquired brands and customer lists, $0.4m of professional advisory and legal fees in relation to M&A activity and $0.8m of redomiciliation costs.
Adjusted Profit Before Tax¹ increased 75% year-on-year to $176.1m (Q3 2025: $100.5m), while Adjusted Profit Before Tax Margin¹ increased to 23.7% (Q3 2025: 20.7%).

Financial Review continued
Summary Financial Results continued
Performance for the nine months ended Q3 2026
Revenue increased 47% year-on-year to $2,131.3m (Q3 YTD 2025: $1,452.0m). Growth was broad-based across all four business segments, reflecting continued expansion of the Group's capabilities, increased client activity and contributions from acquisitions.
Net trading income more than doubled to $1,147.3m (Q3 YTD 2025: $560.1m), driven by Agency and Execution, Market Making and Hedging and Investment Solutions. Agency and Execution delivered strong growth in Prime and FX, alongside continued growth in Equities. Market Making delivered strong organic growth, particularly in Metals, supported by favorable market conditions and contributions from recent acquisitions, including Winterflood, Webb Traders and Levmet. Net commission income increased by $60.4m to $800.4m (Q3 YTD 2025: $740.0m) driven by Clearing and Agency and Execution, with higher Securities revenue partially offset by lower revenue in Energy.
Net interest income decreased by $20.2m to $106.3m (Q3 YTD 2025: $126.5m) despite significantly higher average balances as the benefit of balance growth was more than offset by higher interest expense. Interest income grew, reflecting higher average balances of $24.0bn (Q3 YTD 2025: $17.9bn) more than offsetting a 70 bps reduction in average Fed Funds rates. Higher interest expense associated with the Group’s two senior debt issuances, completed in May 2025 and April 2026, together with increased structured note issuance in Hedging and Investment Solutions, more than offset the increase in net interest earned on balances.
Total expenses increased by $480.2m to $1,641.7m (Q3 YTD 2025: $1,161.5m), reflecting higher performance-related compensation tied to the strong revenue performance, continued investment in technology and infrastructure and the impact of recent acquisitions, principally Hamilton Court, Winterflood, Levmet and Webb Traders. Average FTE headcount increased by 28% to 3,413 (Q3 YTD 2025: 2,671).
Profit Before Tax from Continuing Operations increased by $180.3m to $480.7m (Q3 YTD 2025: $300.4m), with the margin increasing to 22.6% (Q3 YTD 2025: 20.7%). The improvement reflected strong revenue growth across the Group, which more than offset higher compensation and continued investment in the business.
Adjusting items totaled $14.0m for the nine months ended Q3 2026 (Q3 YTD 2025: $2.8m), comprising amortization of acquired brands and customer lists, costs in relation to M&A activity and redomiciliation costs. Adjusted Profit Before Tax¹ increased 63% year-on-year to $494.7m (Q3 YTD 2025: $303.2m), while Adjusted Profit Before Tax Margin¹ increased to 23.2% (Q3 YTD 2025: 20.9%). Profit After Tax increased by $175.6m to $398.0m (Q3 YTD 2025: $222.4m), including $35.5m from discontinued operations.
1.These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such non-IFRS measure to its most directly comparable IFRS measure.

Net interest income1

	3 months ended	3 months ended		9 months ended	9 months ended
	Q3 2026	Q3 2025	Change	Q3 2026	Q3 2025	Change
Average Fed Funds %	3.7%	4.3%	(60) bps	3.6%	4.3%	(70) bps
Average balances ($bn)[2]	25.2	18.6	6.6	24.0	17.9	6.1
Interest Income ($m)	221.7	194.0	27.7	623.3	548.2	75.1
Interest paid out ($m)	(82.4)	(66.9)	(15.5)	(232.1)	(188.7)	(43.4)
Interest on balances ($m)	139.3	127.1	12.2	391.2	359.5	31.7
Net Yield on balances %	2.2%	2.7%	(50) bps	2.2%	2.3%	(10) bps
Average notional debt securities ($bn)	(7.9)	(5.5)	(2.4)	(7.1)	(4.8)	(2.3)
Yield %	5.3%	6.4%	(110) bps	5.4%	6.5%	(110) bps
Interest expense ($m)	(103.6)	(88.6)	(15.0)	(284.9)	(233.0)	(51.9)
Net Interest Income ($m)	35.7	38.5	(2.8)	106.3	126.5	(20.2)
1.The interest income and interest expense amounts are presented net of certain elements which are presented gross within the IFRS Consolidated Income Statement. See Appendix 3 for period ended September 30, 2026.
2.Average balances are calculated using an average of the daily holdings in exchanges, banks and other investments over the period.

Financial Review continued
Segmental performance
Clearing
Marex provides Clearing services across the full range of commodity and financial markets. We act as principal for our clients and provide direct access to more than 60 exchanges globally.
Performance for Q3 2026
Revenue increased by $36.6m to $170.1m (Q3 2025: $133.5m), with growth across all revenue lines. Performance was supported by continued client onboarding, increased activity and a greater share of business from existing clients, alongside higher average clearing client balances.
Net commission income increased by $10.5m to $76.8m (Q3 2025: $66.3m), reflecting higher volumes of contracts cleared, driven by new client onboarding and increased activity from existing clients.
Net interest income increased by $21.3m to $82.9m (Q3 2025: $61.6m), driven by an increase in average client balances to $18.7bn (Q3 2025: $13.3bn) which more than offset lower average Fed Funds rates year-on-year. Balance growth reflected new client wins, increased activity from existing clients, as well as higher asset prices and associated margin requirements.
Net trading income increased by $4.8m to $10.4m (Q3 2025: $5.6m), reflecting increased client activity across the segment.
Adjusted Profit Before Tax¹ increased by $17.6m to $84.6m (Q3 2025: $67.0m). Adjusted Profit Before Tax Margin¹ was broadly stable at 49.7% (Q3 2025: 50.2%).
Performance for the nine months ended Q3 2026
Revenue increased by $77.1m to $468.6m (Q3 YTD 2025: $391.5m), driven by higher net commission income and net interest income, partially offset by the impact of a client default in the first quarter.
Net commission income increased by $31.7m to $237.3m (Q3 YTD 2025: $205.6m), reflecting heightened client activity across Energy and Metals, continued client onboarding and increased business from existing clients, which supported higher volumes of contracts cleared.
Net interest income increased by $58.8m to $227.9m (Q3 YTD 2025: $169.1m), reflecting higher average client balances from new and existing clients, alongside higher asset prices and margin requirements, more than offsetting lower average Fed Funds rates.
Net trading income decreased by $13.4m to $3.4m (Q3 YTD 2025: $16.8m). This includes the impact of a default from a natural gas client, recognized across both trading income ($28.2m) and credit loss provisions ($5.7m) in Q1 2026. The loss arose from an idiosyncratic event during a period of exceptional volatility. The impact of the default was partly offset by lower performance related compensation across the front office and control and support functions.
Adjusted Profit Before Tax¹ increased by $27.7m to $221.8m (Q3 YTD 2025: $194.1m), with Adjusted Profit Before Tax Margin¹ decreasing to 47.3% (Q3 YTD 2025: 49.6%), primarily reflecting the client default in January.

Financial Review continued
Segmental performance continued
Clearing continued

	3 months ended	3 months ended		9 months ended	9 months ended
	Q3 2026	Q3 2025		Q3 2026	Q3 2025
	$m	$m	Change	$m	$m	Change
Net commission income	76.8	66.3	16%	237.3	205.6	15%
Net interest income	82.9	61.6	35%	227.9	169.1	35%
Net trading income	10.4	5.6	86%	3.4	16.8	(80)%
Revenue	170.1	133.5	27%	468.6	391.5	20%
Front office costs	(59.8)	(42.8)	40%	(165.6)	(130.3)	27%
Control and support costs	(24.9)	(23.5)	6%	(72.2)	(66.1)	9%
Recovery/(Provision) of credit losses	(0.6)	–	n.m.[3]	(8.6)	(0.6)	1,333%
Depreciation and amortization	(0.2)	(0.2)	–%	(0.4)	(0.4)	–%
Other income	–	–	n.m.[3]	–	–	n.m.[3]
Adjusted Profit Before Tax ($m)[1]	84.6	67.0	26%	221.8	194.1	14%
Adjusted Profit Before Tax Margin[1]	49.7%	50.2%	(50) bps	47.3%	49.6%	(230) bps
Front office headcount (No.)[2]	298	278	7%	292	277	5%
Clearing client balances (average) ($bn)[4]	18.7	13.3	41%	17.9	12.7	41%
1.These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such non-IFRS measure to its most directly comparable IFRS measure.
2.The headcount is the average for the period.
3.n.m. = not meaningful as a percentage.
4.Clearing client balances represent the average daily balances placed by clients and held by Marex.

	12 months ended	12 months ended
Key Performance Indicators	Q3 2026	Q3 2025	Change
Marex contracts cleared (m)	1,367	1,257	9%
Market volumes (m)[1]	13,504	12,017	12%
1.“Market Volumes” are calculated as futures and options traded and/or cleared on Marex key exchanges (CBOT, CME, Eurex, Euronext, ICE, LME, NYMEX, COMEX, SGX).

Financial Review continued
Segmental performance continued
Agency and Execution
Agency and Execution provides essential liquidity and execution services to our clients primarily in the energy and financial securities markets.
Our Securities division provides essential liquidity and risk management solutions to clients across global financial markets. Leveraging our international network, we connect buyers and sellers in equities, credit, financing, foreign exchange (FX), and rates, enabling efficient price discovery and tailored hedging strategies. Through our Prime business, we also deliver comprehensive solutions for institutional clients, including clearing, custody, capital introduction, portfolio financing, and outsourced trading.
Our Energy division provides essential liquidity to clients by connecting buyers and sellers in the energy markets. We have leading positions in many of the markets we operate in, including key gas and power markets in Europe; environmental and crude markets in North America; and oil products globally. We achieve this through the breadth and depth of the services we offer to customers, including market intelligence for each product we transact in, based on the extensive knowledge and experience of our teams.
Performance for Q3 2026
Revenue increased by $102.6m to $361.1m (Q3 2025: $258.5m), driven by continued strength across Securities, particularly in Prime, FX and Equities, partially offset by lower Energy revenue.
Securities revenue increased by $104.4m to $285.9m (Q3 2025: $181.5m), reflecting strong growth in Prime, FX and Equities. Prime revenue more than doubled to $114.5m (Q3 2025: $57.2m), reflecting the increased scale of the business and continued growth in institutional client relationships. FX revenue more than doubled, increasing by $33.5m to $59.1m (Q3 2025: $25.6m), reflecting continued growth in Corporate FX, including the scaling of Hamilton Court on the Group’s platform, alongside growth across the wider FX business. Equities revenue increased by $12.4m to $65.8m (Q3 2025: $53.4m), driven by increased client demand for securities lending and equity derivatives. This growth was partially offset by lower Credit revenue, reflecting subdued client activity and transaction volumes in a challenging credit environment, while Rates revenue increased by $4.6m to $33.8m (Q3 2025: $29.2m).
Energy revenue decreased by $2.9m to $72.1m (Q3 2025: $75.0m), reflecting the product mix despite higher overall volumes. Lower activity in some of our larger oil products, amid ongoing geopolitical uncertainty in the Middle East, was partly offset by growth in other products. Activity improved from the subdued levels seen in Q2, despite the seasonally quieter summer period.
Adjusted Profit Before Tax¹ increased by $48.5m to $114.7m (Q3 2025: $66.2m), with Adjusted Profit Before Tax Margin¹ increasing to 31.8% (Q3 2025: 25.6%). The improvement reflected strong revenue growth and a favorable shift in business mix toward higher-margin Securities activities, including FX and Prime.
Performance for the nine months ended Q3 2026
Revenue increased by $275.6m to $1,034.4m (Q3 YTD 2025: $758.8m), driven by strong growth across Securities, partially offset by lower Energy revenue.
Securities revenue increased by $281.0m to $782.1m (Q3 YTD 2025: $501.1m). Prime revenue increased by $137.8m to $308.9m (Q3 YTD 2025: $171.1m), supported by strong client demand and continued momentum in securities-based swaps. FX revenue more than tripled to $142.3m (Q3 YTD 2025: $39.6m), reflecting nine months of contribution from Hamilton Court compared with three months last year, alongside continued growth across the wider FX business. Equities revenue increased by $43.3m to $196.2m (Q3 YTD 2025: $152.9m), supported by securities lending and equity derivatives. Growth was partly offset by lower Credit revenue in a challenging trading environment, while Rates revenue also grew by $10.1m to $99.1m (Q3 YTD 2025: $89.0m).
Energy revenue decreased by $12.8m to $242.4m (Q3 YTD 2025: $255.2m), with record performance in Q1 more than offset by subdued activity in some of our larger oil products in Q2 and Q3.
Adjusted Profit Before Tax¹ increased by $130.9m to $322.8m (Q3 YTD 2025: $191.9m), with Adjusted Profit Before Tax Margin¹ increasing to 31.2% (Q3 YTD 2025: 25.3%). The improvement reflected the greater contribution from higher-margin Securities activities, including FX and Prime.

Financial Review continued
Segmental performance continued
Agency and Execution continued

	3 months ended	3 months ended		9 months ended	9 months ended
	Q3 2026	Q3 2025		Q3 2026	Q3 2025
	$m	$m	Change	$m	$m	Change
Equities	65.8	53.4	23%	196.2	152.9	28%
Rates	33.8	29.2	16%	99.1	89.0	11%
Credit	13.7	16.1	(15)%	36.2	49.2	(26)%
FX	59.1	25.6	131%	142.3	39.6	259%
Prime	114.5	57.2	100%	308.9	171.1	81%
Other securities	(1.0)	–	n.m.[3]	(0.6)	(0.7)	(14)%
Securities	285.9	181.5	58%	782.1	501.1	56%
Energy	72.1	75.0	(4)%	242.4	255.2	(5)%
Other	3.1	2.0	55%	9.9	2.5	296%
Revenue	361.1	258.5	40%	1,034.4	758.8	36%
Front office costs	(216.4)	(164.1)	32%	(627.7)	(494.7)	27%
Control and support costs	(30.1)	(28.1)	7%	(85.8)	(71.4)	20%
Recovery/(Provision) of credit losses	0.1	–	n.m.[3]	(0.6)	(0.6)	–%
Depreciation and amortization	(0.1)	(0.1)	–%	(0.3)	(0.4)	(25)%
Other income	0.1	–	n.m.[3]	2.8	0.2	n.m.[3]
Adjusted Profit Before Tax ($m)[1]	114.7	66.2	73%	322.8	191.9	68%
Adjusted Profit Before Tax Margin[1]	31.8%	25.6%	620 bps	31.2%	25.3%	590 bps
Front office headcount (No.)[2]	928	837	11%	903	728	24%
1.These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such non-IFRS measure to its most directly comparable IFRS measure.
2. The headcount is the average for the period.
3. n.m. = not meaningful as a percentage.

	12 months ended	12 months ended
Key Performance Indicators	Q3 2026	Q3 2025	Change
Marex volumes: Energy (m)[1]	23	22	6%
Marex volumes: Securities (m)[2]	376	301	25%
1.We have refined the Marex volumes data for Energy to better reflect trading activity in the business. Prior year comparatives have been revised for comparability.
2.Volumes represent only a portion of Marex’s securities revenue, primarily volumes linked to exchange-traded derivatives. This measure excludes contributions from our prime business, securities lending, FX, repo and credit.

Financial Review continued
Segmental performance continued
Market Making
Our Market Making business provides direct liquidity to our clients across a variety of products in the Energy, Metals, Securities and Agriculture markets.
Performance for Q3 2026
Revenue increased by $107.0m to $150.8m (Q3 2025: $43.8m), reflecting strong organic growth, particularly in Metals, alongside contributions from recent acquisitions. Performance was strong across all asset classes, supported by a favorable operating environment in Metals and improved conditions in Agriculture. Recent acquisitions, including Winterflood, Levmet and Webb Traders, have also broadened the franchise. The year-on-year comparison also reflects a comparatively low prior-year base.
Metals revenue increased by $67.4m to $91.0m (Q3 2025: $23.6m), reflecting strong organic growth in a favorable market environment. Elevated prices and heightened volatility drove increased client activity and hedging demand across precious and base metals, including copper. Performance also included the first full-quarter contribution from Levmet following completion of its acquisition in June 2026.
Securities revenue increased by $23.3m to $36.0m (Q3 2025: $12.7m), underpinned by the inclusion of Winterflood, acquired in December 2025, and two months of revenue from Webb Traders following its acquisition in August 2026.
Energy revenue increased by $5.7m to $13.0m (Q3 2025: $7.3m), supported by client hedging demand amid elevated energy prices and market uncertainty.
Agriculture revenue increased by $10.6m to $10.8m (Q3 2025: $0.2m), reflecting stronger client activity and improved trading performance supported by price movements in soft commodities, including coffee, cocoa and sugar.
Adjusted Profit Before Tax¹ increased by $50.9m to $57.9m (Q3 2025: $7.0m). Adjusted Profit Before Tax Margin¹ increased to 38.4% (Q3 2025: 16.0%), reflecting revenue growth significantly outpacing the increase in costs. Average front office headcount increased by 162 to 323, principally reflecting the inclusion of Winterflood, Levmet and Webb Traders.
Performance for the nine months ended Q3 2026
Revenue increased by $254.5m to $408.6m (Q3 YTD 2025: $154.1m), reflecting strong growth across all asset classes.
Metals revenue increased by $133.7m to $221.2m (Q3 YTD 2025: $87.5m), supported by diversified client activity and heightened volatility, alongside the contribution from Levmet following its acquisition in June 2026.
Securities revenue increased by $66.0m to $98.5m (Q3 YTD 2025: $32.5m), primarily reflecting the inclusion of Winterflood and Webb Traders following their acquisitions in December 2025 and August 2026, respectively, alongside stronger securities lending activity.
Energy revenue increased by $33.2m to $60.0m (Q3 YTD 2025: $26.8m), supported by elevated volatility and client hedging demand, particularly in Q1.
Agriculture revenue increased by $21.6m to $28.9m (Q3 YTD 2025: $7.3m), reflecting a more stable performance and improved trading conditions compared with the prior-year period.
Adjusted Profit Before Tax¹ increased by $116.2m to $158.3m (Q3 YTD 2025: $42.1m). Adjusted Profit Before Tax Margin¹ increased to 38.7% (Q3 YTD 2025: 27.3%), reflecting strong revenue growth.

Financial Review continued
Segmental performance continued
Market Making continued

	3 months ended	3 months ended		9 months ended	9 months ended
	Q3 2026	Q3 2025		Q3 2026	Q3 2025
	$m	$m	Change	$m	$m	Change
Metals	91.0	23.6	286%	221.2	87.5	153%
Agriculture	10.8	0.2	n.m.[3]	28.9	7.3	296%
Energy	13.0	7.3	78%	60.0	26.8	124%
Securities	36.0	12.7	183%	98.5	32.5	203%
Revenue	150.8	43.8	244%	408.6	154.1	165%
Front office costs	(80.5)	(30.1)	167%	(212.3)	(91.5)	132%
Control and support costs	(12.5)	(7.1)	76%	(36.4)	(20.7)	76%
Recovery/(Provision) of credit losses	–	–	n.m.[3]	(0.2)	–	n.m.[3]
Depreciation and amortization	(0.1)	–	n.m.[3]	(1.8)	(0.2)	800%
Other income	0.2	0.4	(50)%	0.4	0.4	–%
Adjusted Profit Before Tax ($m)[1]	57.9	7.0	727%	158.3	42.1	276%
Adjusted Profit Before Tax Margin[1]	38.4%	16.0%	2,240 bps	38.7%	27.3%	1,140 bps
Front office headcount (No.)[2]	323	161	101%	284	155	83%
1.    These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such non-IFRS measure to its most directly comparable IFRS measure.
2.    The headcount is the average for the period.
3. n.m. = not meaningful as a percentage.

Financial Review continued
Segmental performance continued
Hedging and Investment Solutions
Our Hedging and Investment Solutions business provides high-quality bespoke hedging and investment solutions to our clients through our proprietary product creation platform.
Tailored Hedging Solutions enable corporates to hedge their exposure to movements in energy and commodity prices, as well as currencies and interest rates, across a variety of different time horizons.
Our Financial Products offering allows investors to gain exposure to a particular market or asset class, for example equity indices, in a cost-effective manner through a structured product. We cover all asset classes with a global reach including digital assets and leverage our access to these markets.
Performance for Q3 2026
Revenue increased by $12.8m to $61.2m (Q3 2025: $48.4m), primarily driven by growth in Hedging Solutions, alongside an increase in Financial Products revenue.
Hedging Solutions revenue increased by $9.6m to $32.4m (Q3 2025: $22.8m), supported by continued client onboarding and demand for hedging products across commodities and FX.
Financial Products revenue increased by $3.2m to $28.8m (Q3 2025: $25.6m), supported by continued growth in structured product issuance, new client wins and increased client demand.
Adjusted Profit Before Tax¹ increased by $1.8m to $13.8m (Q3 2025: $12.0m). Adjusted Profit Before Tax Margin¹ decreased to 22.5% (Q3 2025: 24.8%), as lower equity market volatility during the seasonally quieter summer period impacted Financial Products revenues.
Performance for the nine months ended Q3 2026
Revenue increased by $91.1m to $225.2m (Q3 YTD 2025: $134.1m), reflecting strong growth across both Financial Products and Hedging Solutions, supported by ongoing client onboarding across regions and increased demand.
Hedging Solutions revenue increased by $45.1m to $101.8m (Q3 YTD 2025: $56.7m), supported by continued new client onboarding and higher demand across commodities and FX.
Financial Products revenue increased by $46.0m to $123.4m (Q3 YTD 2025: $77.4m), reflecting continued growth in structured product issuance and client demand, supported by new client wins and an expanding distribution network.
Adjusted Profit Before Tax¹ increased by $42.2m to $71.4m (Q3 YTD 2025: $29.2m). Adjusted Profit Before Tax Margin¹ increased to 31.7% (Q3 YTD 2025: 21.8%), reflecting revenue growth ahead of costs and increased scale across the business.

Financial Review continued
Segmental performance continued
Hedging and Investment Solutions continued

	3 months ended	3 months ended		9 months ended	9 months ended
	Q3 2026	Q3 2025		Q3 2026	Q3 2025
	$m	$m	Change	$m	$m	Change
Hedging Solutions	32.4	22.8	42%	101.8	56.7	80%
Financial Products	28.8	25.6	13%	123.4	77.4	59%
Revenue	61.2	48.4	26%	225.2	134.1	68%
Front office costs	(35.9)	(27.0)	33%	(121.1)	(78.1)	55%
Control and support costs	(11.4)	(9.2)	24%	(32.3)	(26.3)	23%
Recovery/(Provision) of credit losses	–	–	n.m.[4]	–	–	n.m.[4]
Depreciation and amortization	(0.1)	(0.2)	(50)%	(0.4)	(0.5)	(20)%
Other income	–	–	n.m.[4]	–	–	n.m.[4]
Adjusted Profit Before Tax ($m)[1]	13.8	12.0	15%	71.4	29.2	145%
Adjusted Profit Before Tax Margin[1]	22.5%	24.8%	(230) bps	31.7%	21.8%	990 bps
Front office headcount (No.)[2]	237	205	16%	228	202	13%
Structured notes balance ($bn)[3]	5.7	3.8	50%	5.7	3.8	50%

1.These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such non-IFRS measure to its most directly comparable IFRS measure.
2.    The headcount is the average for the period.
3.    The Structured notes balance presented is for the period ending September 30, 2026. The balance consisted of 11,406 notes with an average maturity of 16 months and a total market value of $5.7bn. The period ending September 30, 2025 balance consisted of 6,432 notes with an average maturity of 18 months and a total market value of $3.8bn.
4. n.m. = not meaningful as a percentage.

Financial Review continued
Segmental performance continued
Corporate
Corporate manages the control and support functions of the Group and provides operational support to the business functions. In addition, Corporate manages the Group’s funding requirements. Interest expense is incurred through the issuance of senior debt and structured notes which are recharged to other segments through inter-segmental funding allocations to reflect their consumption of these resources. Revenue generated in Corporate decreased in the nine months ended Q3 2026 as the Group maintained surplus levels of liquidity during the year.
Control and support costs increased in the nine months ended Q3 2026, reflecting higher discretionary pay linked to the performance of the Group, recently completed acquisitions and continued investment in our finance, risk, technology and compliance functions as we invest in our people and systems to support the Group's future growth.

	3 months ended	3 months ended		9 months ended	9 months ended
	Q3 2026	Q3 2025		Q3 2026	Q3 2025
	$m	$m	Change	$m	$m	Change
Revenue	–	0.4	(100)%	(5.5)	13.5	(141)%
Control and support costs	(80.0)	(48.4)	65%	(247.0)	(154.6)	60%
Recovery/(Provision) of credit losses[3]	(6.2)	(0.1)	n.m.[4]	(6.1)	–	n.m.[4]
Depreciation and amortization	(8.8)	(7.4)	19%	(24.3)	(19.9)	22%
Other income	0.1	3.8	(97)%	3.3	6.9	(52%)
Adjusted Loss Before Tax ($m)[1]	(94.9)	(51.7)	84%	(279.6)	(154.1)	81%
Control and support headcount (No.)[2]	1,758	1,486	18%	1,706	1,310	30%
1.    These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such non-IFRS measure to its most directly comparable IFRS measure.
2.    The headcount is the average for the period.
3. The provision for credit losses within Corporate primarily reflects increased Stage 1 expected credit loss provisions associated with portfolio growth, rather than a deterioration in underlying credit quality or specific client credit events.
4. n.m. = not meaningful as a percentage.

Financial Review continued
Summary Financial Position
Our balance sheet continues to consist of high-quality liquid assets which underpin client activity on our platform.
Total Assets have increased from $32.7bn at December 31, 2025 to $45.4bn at September 30, 2026.
Debt securities increased by $1.9bn to $7.6bn, primarily reflecting the Group's $500m Senior Note issuance in April 2026 and increased issuances from the Group's Structured Notes Program further strengthening the Group's liquidity position.
Derivative Assets and Derivatives Liabilities increased by $2.9bn to $5.2bn and by $3.6bn to $5.9bn respectively, reflecting growth in our Hedging Solutions and Financial Products businesses, together with the acquisition of Webb Traders in August 2026.
The remaining balance sheet growth was primarily driven by increased securities, up $4.9bn, from $9.8bn at December 31, 2025 to $14.7bn at September 30, 2026. The growth was primarily driven by increased Prime Balances and associated financing together with the acquisition of Webb Traders in August 2026.
The Group's equity base increased by 56% to $2.0bn as at September 30, 2026, up from $1.3bn as at December 31, 2025. The increase was mainly driven by the Group's $500m hybrid perpetual note issuance in June 2026, partly offset by the Group's partial repurchase of its AT1 instrument of $94.7m. Retained earnings also increased from strong profitability in the period with Profit After Tax of $398.0m, partly offset by ordinary dividend payments of $33.9m.

	September 30, 2026	December 31, 2025
	$m	$m	Change
		Restated[8]
Cash & Liquid Assets[1]	8,705.1	7,035.6	24%
Trade Receivables	12,732.1	9,035.8	41%
Reverse Repo Agreements	2,859.4	3,117.1	(8)%
Securities[2]	14,745.6	9,801.1	50%
Derivative Instruments	5,225.9	2,340.3	123%
Other Assets[3]	745.6	681.3	9%
Goodwill and Intangibles	390.8	335.4	17%
Assets Held for Sale[4]	–	357.4	(100)%
Total Assets	45,404.5	32,704.0	39%
Trade Payables	13,786.2	10,985.3	25%
Repurchase Agreements	5,516.2	4,148.9	33%
Securities[5]	10,478.8	7,712.4	36%
Debt Securities	7,609.4	5,721.6	33%
Derivative Instruments	5,856.6	2,253.8	160%
Other Liabilities[6]	190.8	323.6	(41%)
Liabilities Held for Sale[4]	–	294.8	(100)%
Total Liabilities	43,438.0	31,440.4	38%
Total Equity[7]	1,966.5	1,263.6	56%
1. Cash & Liquid Assets are cash and cash equivalents, treasury instruments (pledged as collateral and unpledged), treasury instruments (pledged) and assets held under agreements to sell (repledged) and fixed income securities (pledged as collateral and unpledged).
2. Securities assets are equity instruments and stock borrowing.
3. Other Assets are inventory, corporate income tax receivable, deferred tax, investments, right-of-use assets, and property plant and equipment.
4. Assets and Liabilities held for sale relate to the disposal of the Winterflood custody business.
5. Securities liabilities are stock lending and short securities.
6. Other Liabilities are deferred tax liability, lease liability, short term borrowings, provisions and corporation tax.
7. See Appendix 3 for the split of Total equity. Common Equity (see Appendix 1) equals Total equity attributable to the ordinary shareholders of the Group.
8. During the period, the Group made a voluntary change in accounting policy for regular way matched principal transactions from trade to settlement date accounting. Please refer to the interim financial statements for further details and impact of the change on the Statement of Financial Position.

Financial Review continued
Liquidity

	September 30, 2026	December 31, 2025
	$m	$m
Total available liquid resources	3,423.4	2,747.1
Liquidity headroom	1,308.7	1,045.8
As at September 30, 2026, the Group held $3.4bn of Total Available Liquid Resources (December 31, 2025: $2.7bn). Total Available Liquid Resources comprise the Group's Liquid Assets and the undrawn committed revolving credit facility ("RCF") available to the Group.
The Group's Liquid Assets comprise cash and high-quality liquid assets that can be readily converted to meet immediate and short-term obligations. These include non-segregated cash, short-term money market funds, unencumbered securities guaranteed by the U.S. Government, excess funds held at exchanges or brokers, and other liquid unencumbered securities, subject to applicable haircuts.
On June 30, 2026, the Group replaced its $150.0m RCF with a new $490.0m facility. The new facility remained fully undrawn as at September 30, 2026 (December 31, 2025: $150.0m, undrawn). Facilities held by operating subsidiaries are excluded, as they are available only to the relevant subsidiary and not to the Group as a whole.
Liquidity headroom represents the excess of the Group’s Liquid Assets over the Group’s Liquidity Requirement. The Liquidity Requirement is determined under the Group’s Liquidity Risk Framework and reflects the peak liquidity impact of severe but plausible stress scenarios over a 30-day horizon. It combines systemic and idiosyncratic stress factors, net of eligible stress mitigants.
Capital Management

	September 30, 2026	December 31, 2025
	$m	$m
Share capital and retained earnings	1,595.6	1,209.3
Hybrid perpetual instruments and AT1	500.0	97.6
Other equity components¹	(129.1)	(43.3)
Total equity	1,966.5	1,263.6
Capital deductions and other adjustments²	(293.4)	(336.5)
Group capital resources	1,673.1	927.1
Group capital requirement³	610.0	402.6
Capital surplus	1,063.1	524.5
Group capital ratio⁴	274%	230%
1. Other equity components comprise own shares, other reserves, and non-controlling interests.
2. Group capital resources are derived from total equity after deductions and other adjustments principally in respect of goodwill, intangible assets, deferred tax assets and valuation adjustments. Hybrid perpetual instruments are included at their principal amount of $500.0m.
3. The Group capital requirement is an internal management measure calculated using internal methodologies.
4. The Group capital ratio represents Group capital resources as a percentage of the Group capital requirement.

The Group applies a disciplined capital allocation framework, with maintaining sufficient capital to support its investment grade credit ratings as a key priority. Within that framework, the Group also seeks to support organic growth, return capital to shareholders through dividends and deploy excess capital into selective acquisitions. This is consistent with the capital allocation priorities communicated at the Group’s 2026 Investor Day.
To support the Board’s oversight and capital allocation decisions, the Group monitors internal capital measures comprising Group capital resources, a Group capital requirement and a Group capital ratio. These are management measures, applied under the Group's internal risk appetite framework described above.
Group capital resources increased to $1,673.1m, principally reflecting profits generated during the period and the issuance of the hybrid perpetual instruments, partly offset by the partial repurchase of the Group’s Additional Tier 1 instruments, dividends paid, movements in other reserves and capital deductions. The hybrid perpetual instruments are classified as equity in the Group’s consolidated financial statements and were designed to receive equity credit under the published methodologies of the Group’s rating agencies.

Financial Review continued
Dividend
The Board of Directors approved the payment of a dividend of $0.16 per share to be paid on December 2, 2026 to the shareholders on record at the close of business on November 16, 2026.
Forward Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding expected financial results, targets, including our 2027 growth target, growth strategy and long-term prospects, net interest income, capital and liquidity management, acquisitions (including expected timing, synergies and integration benefits and the expected completion of pending acquisitions, including Bright Point) and dividend payments. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.
These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation: subdued commodity market activity or pricing levels; the effects of geopolitical events, terrorism and wars, such as the effect of Russia’s military action in Ukraine or the ongoing conflicts in the Middle East, on market volatility, global macroeconomic conditions and commodity prices; changes to the U.S. regulatory regime, including with respect to tariffs; changes in interest rate levels or tariffs; the risk of our clients and their related financial institutions defaulting on their obligations to us; regulatory, reputational and financial risks as a result of our international operations; software or systems failure, loss or disruption of data or data security failures; risks associated with the use of artificial intelligence; an inability to adequately hedge our positions and limitations on our ability to modify contracts and the contractual protections that may be available to us in OTC derivatives transactions; market volatility, reputational risk and regulatory uncertainty related to commodity markets, equities, fixed income, foreign exchange and cryptocurrency; the impact of climate change and the transition to a lower carbon economy on supply chains and the size of the market for certain of our energy products; the impact of changes in judgments, estimates and assumptions made by management in the application of our accounting policies on our reported financial condition and results of operations; lack of sufficient financial liquidity; our ability to identify, negotiate, complete, finance or successfully integrate future acquisitions; if we fail to comply with applicable law and regulation, we may be subject to enforcement or other action, forced to cease providing certain services or obliged to change the scope or nature of our operations; significant costs, including adverse impacts on our business, financial condition and results of operations, and expenses associated with compliance with relevant regulations; and if we fail to remediate the material weaknesses we identified in our internal control over financial reporting or prevent material weaknesses in the future, the accuracy and timing of our financial statements may be impacted, which could result in material misstatements in our financial statements or failure to meet our reporting obligations and subject us to potential delisting, regulatory investigations or civil or criminal sanctions; short seller activity and securities litigation, and other risks discussed under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025 filed with the Securities and Exchange Commission (the “SEC”) as updated by our other reports filed with the SEC.
The forward-looking statements made in this press release relate only to events or information as of the date on which the statements are made in this press release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

Appendix 1
Non-IFRS Financial Measures and Key Performance Indicators
This press release contains non-IFRS financial measures, including Adjusted Profit Before Tax, Adjusted Profit Before Tax Margin, Adjusted Basic Earnings per Share, Adjusted Diluted Earnings per Share, Adjusted Profit After Tax Attributable to Common Equity and Adjusted Return on Equity. These non-IFRS financial measures are presented for supplemental informational purposes only and should not be considered a substitute for profit after tax, profit margin, return on equity or any other financial information presented in accordance with IFRS and may be different from similarly titled non-IFRS financial measures used by other companies.
Adjusted Profit Before Tax
We define Adjusted Profit Before Tax as profit after tax from continuing operations adjusted for (i) tax, (ii) goodwill impairment charges, (iii) merger and acquisition costs (iv) bargain purchase gains, (v) owner fees, (vi) amortization of acquired brands and customer lists, (vii) activities in relation to shareholders, (viii) employer tax on the vesting of Growth Shares, (ix) IPO preparation costs, (x) fair value of the cash settlement option on the Growth Shares, (xi) public offering of ordinary shares and (xii) redomiciliation costs. Items (i) to (xii) are referred to as “Adjusting Items.” Adjusting Items are excluded because they are not reflective of our ongoing underlying trading performance. They typically relate to acquisition accounting, shareholder-related activities and other non-recurring items, which can vary significantly between periods and are not considered part of the Group’s core operations.
The Group has expanded its definition of acquisition costs, relabeling this item as Merger & Acquisition (M&A) activity to better reflect the broader range of transactions now captured. The Group undertakes acquisition activity as part of its business strategy, and M&A-related costs may therefore recur from period to period. Management generally excludes costs arising from transactions outside the Group's normal course of M&A activity in support of its core business, such as the acquisition and disposal of Winterflood Custody Business, which was non-operating in nature and unrelated to the Group's ongoing trading activities. Costs from routine, bolt-on acquisitions are typically not excluded, as these are considered part of the underlying cost base of the business. Each item is assessed by management on its individual facts and circumstances.
Adjusted Profit Before Tax is an important measure used by our management to evaluate and understand our underlying operations and business trends, forecast future results and determine future capital investment allocations. Adjusted Profit Before Tax is the measure used by our executive board to assess the financial performance of our business in relation to our trading performance. The most directly comparable IFRS Accounting Standards measure is profit after tax from continuing operations.
We believe Adjusted Profit Before Tax is a useful measure as it allows management to monitor our ongoing core operations and provides useful information to investors and analysts regarding the net results of the business. The core operations represent the primary trading operations of the business.
Adjusted Profit Before Tax Margin
We define Adjusted Profit Before Tax Margin as Adjusted Profit Before Tax (as defined above) divided by revenue. We believe that Adjusted Profit Before Tax Margin is a useful measure as it allows management to assess the profitability of our business in relation to revenue.
IFRS accounting standards do not define profit margin. Therefore the most directly comparable IFRS measure for profit margin is Profit After Tax divided by revenue.
Adjusted Profit After Tax Attributable to Common Equity
We define Adjusted Profit After Tax Attributable to Common Equity as profit after tax adjusted for the items outlined in the Adjusted Profit Before Tax paragraph above. Additionally, Adjusted Profit After Tax Attributable to Common Equity is also adjusted for (i) tax and the tax effect of the Adjusting Items to calculate Adjusted Profit Before Tax and (ii) profit attributable to AT1 and hybrid perpetual note holders, which is the coupons on the AT1 and hybrid perpetual issuances and accounted for as dividends, adjusted for the tax benefit of the coupons, and (iii) profit attributable to non-controlling interest.
We define Common Equity as being the equity belonging to the holders of the Group’s share capital. We believe Adjusted Profit After Tax Attributable to Common Equity is a useful measure as it allows management to assess the profitability of the equity belonging to the holders of the Group’s share capital.
The most directly comparable IFRS Accounting Standards measure is profit after tax.
Adjusted Return on Equity
We define the Adjusted Return on Equity as the Adjusted Profit After Tax Attributable to Common Equity (as defined above) divided by the average Common Equity for the period.
Common Equity is defined as being the equity belonging to the holders of the Group’s share capital, excluding additional Tier 1 capital, hybrid perpetual instruments and non-controlling interest. Average Common Equity for a three-month period is calculated using the opening and closing quarter-end balances. For a nine-month period, it is calculated using the balances at December 31 of the prior year, March 31, June 30 and September 30 of the current year. For the three months ended 30 September 2026 and 2025, Adjusted Return on Equity is calculated for comparison purposes on an annualized basis as Adjusted Profit After Tax Attributable to Common Equity for the period multiplied by four and then divided by average Common Equity for the period. For the nine months ended 30 September 2026 and 2025, Adjusted Return on Equity is calculated for comparison purposes on an annualized basis as Adjusted Profit After Tax Attributable to Common Equity for the period divided by nine and multiplied by twelve and then divided by average Common Equity for the period.

Appendix 1 continued
Non-IFRS Financial Measures and Key Performance Indicators continued
Adjusted Return on Equity continued
We believe Adjusted Return on Equity is a useful measure as it allows management to assess the return on the equity belonging to the holders of the Group’s share capital.
The most directly comparable IFRS Accounting Standards measure for Adjusted Return on Equity is Return on Equity, which is calculated as profit after tax for the period divided by average equity. Average Equity for the three months ended 30 September 2026 and 2025 is calculated as the average of total equity at 30 June of the current year and 30 September of the current year. Average Equity for the nine months ended 30 September 2026 and 2025 is calculated as the average Equity as at 31 December of the prior period, 31 March, 30 June and 30 September of the current period.

For the three months ended 30 September 2026 and 2025, Return on Equity is calculated for comparison purposes on an annualized basis as Profit After Tax for the period multiplied by four and then divided by Average Equity for the period. For the nine months ended 30 September 2026 and 2025, Return on Equity is calculated for comparison purposes on an annualized basis as Profit After Tax for the period divided by nine and multiplied by twelve and then divided by average Equity for the period.
Adjusted Basic Earnings per Share, Adjusted Diluted Earnings per Share and Adjusted 12-Month Basic Earnings per Share
Adjusted Basic Earnings per Share is defined as the Adjusted Profit After Tax Attributable to Common Equity for the period divided by the weighted average number of ordinary shares for the period. We believe Adjusted Basic Earnings per Share is a useful measure as it allows management to assess the profitability of our business per share. The most directly comparable IFRS Accounting Standards metric is Basic Earnings per Share. This metric has been designed to highlight the Adjusted Profit After Tax Attributable to Common Equity over the available share capital of the Group.
Adjusted Diluted Earnings per Share is defined as the Adjusted Profit After Tax Attributable to Common Equity for the period divided by the diluted weighted average shares for the period. We believe Adjusted Diluted Earnings per Share is a useful measure as it allows management to assess the profitability of our business per share on a diluted basis. Dilution is calculated in the same way as it has been for Diluted Earnings per Share. The most directly comparable IFRS Accounting Standards metric is Diluted Earnings per Share.
The Group repurchased $94.7m in aggregate principal amount of its $100m 13.25% Contingent Convertible Perpetual Notes (the “AT1 Notes”) for consideration in excess of their carrying amount of $10.8m. As the AT1 Notes were classified as equity under IAS 32, this excess was recognized directly in equity with no impact on the income statement. In accordance with IFRS accounting standards, the excess is deducted in arriving at Basic and Diluted Earnings per Share. Adjusted Basic and Adjusted Diluted Earnings per Share do not deduct this amount, as it is one-off in nature and not reflective of the underlying performance of the business.
Adjusted Basic Earnings per Share on a trailing 12-month basis is defined as the sum of the Adjusted Basic Earnings per Share for the last four quarters. For the period ended 30 September, it is calculated using the sum of the Adjusted Basic Earnings per Share for the quarters ended December 31 of the prior year, March 31, June 30 and September 30 of the current year. We believe Adjusted 12-Month Basic Earnings per Share is a useful measure as it allows management to assess the annualized profitability of our business per share on a trailing 12-month basis. The most directly comparable IFRS Accounting Standards metric is trailing 12-month Basic Earnings per Share.
We believe that these non-IFRS financial measures provide useful information to both management and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS financial measures to evaluate our business strategies and to facilitate operating performance comparisons from period to period. We believe that these non-IFRS financial measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance. In addition these non-IFRS financial measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present related performance measures when reporting their results.
These non-IFRS financial measures are used by different companies for differing purposes and are often calculated in different ways that reflect the circumstances of those companies. In addition, certain judgments and estimates are inherent in our process to calculate such non-IFRS financial measures. You should exercise caution in comparing these non-IFRS financial measures as reported by other companies.
These non-IFRS financial measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under IFRS Accounting Standards. Some of these limitations are:
•they do not reflect costs incurred in relation to the acquisitions that we have undertaken;
•they do not reflect impairment of goodwill;
•other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures; and
•the adjustments made in calculating these non-IFRS measures are those that management considers to be not representative of our core operations and, therefore, are subjective in nature.
Accordingly, prospective investors should not place undue reliance on these non-IFRS financial measures.

Appendix 1 continued
Non-IFRS Financial Measures and Key Performance Indicators continued
Key Performance Indicators
We also use key performance indicators (“KPIs”) such as Average Balances and Contracts Cleared to assess the performance of our business and believe that these KPIs provide useful information to both management and investors by showing the growth of our business across the periods presented.
Our management uses these KPIs to evaluate our business strategies and to facilitate operating performance comparisons from period to period. We define certain terms used in this release as follows:
“FTE” means the number of our full-time equivalents as of the end of a given period, which includes permanent employees and contractors.
“Average FTE” means the average number of our full-time equivalents over the period, including permanent employees and contractors.
“Average Balances” means the average of the daily holdings in exchanges, banks and other investments over the period. Previously, average balances were calculated as the average month-end amount of segregated and non-segregated client balances that generated interest income over a given period.
"Group capital ratio" means our Group capital resources as a percentage of the Group capital requirement for such period.
“Contracts Cleared” means the total number of contracts cleared in a given period.
“Volumes” means the volume of exchange-traded derivatives transacted in a given period.
Clearing Market Volumes are calculated as futures and options traded and/or cleared on Marex key exchanges (CBOT, CME, Eurex, Euronext, ICE, LME, NYMEX, COMEX, SGX).

Appendix 1 continued
Reconciliation of Non-IFRS Financial Measures and Key Performance Indicators:

	3 months ended	3 months ended	9 months ended	9 months ended
	Q3 2026	Q3 2025	Q3 2026	Q3 2025
	$m	$m	$m	$m
Profit After Tax	130.3	73.2	398.0	222.4
Gain on sale of discontinued operations	–	–	(35.5)	–
Profit after tax from continuing operations	130.3	73.2	362.5	222.4
Taxation charge	42.4	25.6	118.2	78.0
Profit Before Tax from Continuing Operations	172.7	98.8	480.7	300.4
Bargain purchase gains[1]	–	–	–	(3.6)
Amortization of acquired brands and customer lists[2]	2.2	1.7	7.5	4.7
Owner fees[3]	–	–	–	0.4
Public offering of ordinary shares[4]	–	–	–	1.3
Merger and acquisition costs[5]	0.4	–	1.9	–
Redomiciliation costs[6]	0.8	–	4.6	–
Adjusted Profit Before Tax	176.1	100.5	494.7	303.2
Tax and the tax effect on Adjusting Items[7]	(39.9)	(24.7)	(113.7)	(75.5)
Profit attributable to AT1 and hybrid perpetual note holders[8]	(9.8)	(3.3)	(18.0)	(9.9)
Loss/(Profit) attributable to non-controlling interest[9]	0.2	(0.3)	0.5	(0.3)
Adjusted Profit after Tax Attributable to Common Equity	126.6	72.2	363.5	217.5

Profit After Tax Margin from Continuing Operations (%)	17.5%	15.1%	17.0%	15.3%
Adjusted Profit Before Tax Margin[10]	23.7%	20.7%	23.2%	20.9%

Basic Earnings per Share ($)	1.52	0.97	5.13	2.98
Diluted Earnings per Share ($)[11]	1.45	0.92	4.89	2.80

Adjusted Basic Earnings per Share ($)	1.75	1.01	5.04	3.05
Adjusted Diluted Earnings per Share ($)[11]	1.67	0.96	4.81	2.87

Weighted average number of shares	72,378,948	71,699,922	72,093,928	71,238,377
Period end number of shares	72,466,052	71,699,922	72,466,052	71,699,922

Average Common Equity[12]	1,419.8	1,047.8	1,314.3	980.9
Adjusted Return on Equity (%)	35.7%	27.6%	36.9%	29.6%
1. A bargain purchase gain was recognized as a result of the Group's acquisition of Darton Group Limited (“Darton”).
2. This represents the amortization charge for the period of acquired brands and customer lists.
3. Owner fees relate to management services to parties associated with the former ultimate controlling party based on a percentage of the Group’s profitability. Owner fees are excluded from operating expenses as they do not form part of the operation of the business and ceased to be incurred after the completion of our offering.
4. Costs relating to the public offerings of ordinary shares by certain selling shareholders.
5. Merger and acquisition costs: These primarily consist of professional advisory and legal fees in relation to M&A activity.
6. Redomiciliation costs: Costs incurred in relation to the migration of the Group's TopCo to Bermuda.
7. Tax and the tax effect on Adjusting Items represents the tax effect on the Group's non-operating adjusting items and the tax benefit of the coupons.
8. Profit attributable to Additional Tier 1 (AT1) and hybrid perpetual note holders includes coupons, which are accounted for as dividends. $500m of hybrid capital was issued in June 2026.
9. Loss/(Profit) attributable to non-controlling interest relates to the Group's acquisition of Hamilton Court.
10. Adjusted Profit Before Tax Margin is calculated by dividing Adjusted Profit Before Tax (as defined above) by revenue for the period.
11. The weighted average numbers of diluted shares used in the calculation of earnings per share are as follows: three months ended September 30, 2026 75,829,637; three months ended September 30, 2025 75,381,685; nine months ended September 30, 2026 75,544,617; nine months ended September 30, 2025 75,723,200.
12. Average Common Equity for each three-month period is calculated as the average balance of total equity minus additional Tier 1 capital, hybrid perpetual instruments and non-controlling interest as at June 30 and September 30 of the current year. Average Common Equity for each nine month period is calculated as the average balance of total equity minus additional Tier 1 capital, hybrid perpetual instruments and non-controlling interest as at December 31 of the prior year and March 31, June 30 and September 30 of the current year.

Appendix 2 – Supplementary Segmental Financial Information
Revenue
The following tables present the Group's segmental revenue for the periods indicated:

	Clearing	Agency and Execution	Market Making	Hedging and Investment Solutions	Corporate	Total
Q3 2026	$m	$m	$m	$m	$m	$m
Net commission income/(expense)	76.8	173.5	2.3	–	–	252.6
Net trading income	10.4	182.1	126.1	101.6	–	420.2
Net interest income/(expense)	82.9	4.2	(11.0)	(40.4)	–	35.7
Net physical commodities income	–	1.3	33.4	–	–	34.7
Revenue	170.1	361.1	150.8	61.2	–	743.2

	Clearing	Agency and Execution	Market Making	Hedging and Investment Solutions	Corporate	Total
Q3 2025	$m	$m	$m	$m	$m	$m
Net commission income/(expense)	66.3	166.6	(0.7)	–	–	232.2
Net trading income	5.6	85.8	36.5	69.8	–	197.7
Net interest income/(expense)	61.6	5.5	(7.6)	(21.4)	0.4	38.5
Net physical commodities income	–	0.6	15.6	–	–	16.2
Revenue	133.5	258.5	43.8	48.4	0.4	484.6

	Clearing	Agency and Execution	Market Making	Hedging and Investment Solutions	Corporate	Total
Nine months ended Q3 2026	$m	$m	$m	$m	$m	$m
Net commission income/(expense)	237.3	552.7	10.4	–	–	800.4
Net trading income	3.4	475.2	355.5	313.2	–	1,147.3
Net interest income/(expense)	227.9	2.6	(30.7)	(88.0)	(5.5)	106.3
Net physical commodities income	–	3.9	73.4	–	–	77.3
Revenue	468.6	1,034.4	408.6	225.2	(5.5)	2,131.3

	Clearing	Agency and Execution	Market Making	Hedging and Investment Solutions	Corporate	Total
Nine months ended Q3 2025	$m	$m	$m	$m	$m	$m
Net commission income/(expense)	205.6	536.7	(2.3)	–	–	740.0
Net trading income	16.8	212.0	150.5	180.8	–	560.1
Net interest income/(expense)	169.1	7.8	(17.2)	(46.7)	13.5	126.5
Net physical commodities income	–	2.3	23.1	–	–	25.4
Revenue	391.5	758.8	154.1	134.1	13.5	1,452.0

Appendix 3 – Supplementary IFRS Financial Information
Consolidated Income Statement

	9 months ended	9 months ended
	September 30, 2026	September 30, 2025
	$m	$m
Commission and fee income	1,669.3	1,377.5
Commission and fee expense	(868.9)	(637.5)
Net commission income	800.4	740.0
Net trading income	1,147.3	560.1
Interest income	854.1	658.0
Interest expense	(747.8)	(531.5)
Net interest income	106.3	126.5
Net physical commodities income	77.3	25.4
Revenue	2,131.3	1,452.0
Expenses
Compensation and benefits	(1,254.1)	(889.6)
Depreciation and amortization	(34.7)	(26.1)
Other expenses	(352.9)	(245.8)
Total expenses	(1,641.7)	(1,161.5)

Provision for credit losses	(15.5)	(1.2)
Bargain purchase gain on acquisitions	–	3.6
Other income	6.6	7.5
Profit before tax from continuing operations	480.7	300.4
Tax	(118.2)	(78.0)
Profit after tax from continuing operations	362.5	222.4
Gain on sale of discontinued operations	35.5	–
Profit after tax	398.0	222.4

Appendix 3 – Supplementary IFRS Financial Information continued
Consolidated Statement of Financial Position

	September 30, 2026	December 31, 2025
	$m	$m
		Restated[1]
Assets
Non-current assets
Goodwill	301.3	237.4
Intangible assets	89.5	98.0
Property, plant and equipment	45.6	34.0
Right of use asset	76.7	76.9
Investments	37.0	28.5
Trade and other receivables	64.3	50.2
Derivative instruments	–	19.6
Deferred tax	65.1	30.6
Treasury instruments (unpledged)	50.3	83.1
Treasury instruments (pledged as collateral)	758.5	319.9
Total non-current assets	1,488.3	978.2
Current assets
Corporate income tax receivable	47.9	27.6
Trade and other receivables	12,667.8	8,985.6
Inventory	473.3	483.7
Equity instruments (unpledged)	1,115.5	582.8
Equity instruments (pledged as collateral)	9,791.8	6,360.1
Derivative instruments	5,225.9	2,320.7
Stock borrowing	3,838.3	2,858.2
Treasury instruments (unpledged)	11.7	138.5
Treasury instruments (pledged) and assets held under agreements to sell (repledged)	4,549.1	3,496.8
Fixed income securities (unpledged)	26.0	33.7
Fixed income securities (pledged as collateral)	97.6	82.4
Reverse repurchase agreements	2,859.4	3,117.1
Cash and cash equivalents	3,211.9	2,881.2
Assets classified as held for sale	–	357.4
Total current assets	43,916.2	31,725.8
Total assets	45,404.5	32,704.0
1.During the period, the Group made a voluntary change in accounting policy for regular way matched principal transactions from trade to settlement date accounting. Please refer to the interim financial statements for further details and impact of the change on

Appendix 3 – Supplementary IFRS Financial Information continued
Consolidated Statement of Financial Position continued

	September 30, 2026	December 31, 2025
	$m	$m
		Restated[1]
Liabilities
Current liabilities
Repurchase agreements	5,516.2	4,148.9
Trade and other payables	13,786.2	10,985.3
Stock lending	8,139.9	5,496.7
Short securities	2,338.9	2,215.7
Short term borrowings	–	200.0
Lease liability	14.2	9.9
Derivative instruments	5,725.7	2,234.4
Corporate tax	70.3	8.5
Debt securities	5,047.7	3,394.3
Provisions	9.4	3.8
Liabilities related to assets classified as held for sale	–	294.8
Total current liabilities	40,648.5	28,992.3
Non-current liabilities
Lease liability	87.0	87.4
Derivative instruments	130.9	19.4
Debt securities	2,561.7	2,327.3
Deferred tax liability	9.9	14.0
Total non-current liabilities	2,789.5	2,448.1
Total liabilities	43,438.0	31,440.4
Total net assets	1,966.5	1,263.6
Equity
Share capital	0.1	0.1
Share premium	268.5	227.2
Retained earnings	1,327.0	982.0
Own shares	(103.2)	(58.5)
Other reserves	(23.7)	15.4
Total equity attributable to the ordinary shareholders of the Group	1,468.7	1,166.2
Non-controlling interest	(2.2)	(0.2)
Additional Tier 1 capital (AT1)	5.2	97.6
Hybrid perpetual instruments	494.8	–
Total equity	1,966.5	1,263.6
1.During the period, the Group made a voluntary change in accounting policy for regular way matched principal transactions from trade to settlement date accounting. Please refer to the interim financial statements for further details and impact of the change on the Statement of Financial Position.